UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 6-K
_______________

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a(16) OR 15d(16) OF THE
SECURITIES EXCHANGE ACT OF 1934

February 12, 2001

CREO PRODUCTS INC.
(Exact name of Registrant as specified in its charter)

3700 Gilmore Way
Burnaby, B.C. Canada V5G 4M1
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F    [    ]             Form 40-F     [ X ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes    [    ]             No     [ X ]

FOR IMMEDIATE RELEASE

CREO PRODUCTS INC. ANNOUNCES FIRST QUARTER FISCAL 2001 RESULTS

Vancouver, BC, CANADA (February 7, 2001) - Creo Products Inc. (NASDAQ: CREO; TSE: CRE) ('Creo') today announced financial results for the quarter ended December 31, 2000 reported in U.S. dollars.

For the first fiscal quarter of 2001, Creo's revenues were $170.4 million compared to $54.1 million in the first quarter of fiscal 2000. This increase was primarily the result of the company's April 2000 acquisition of the pre-press division of Scitex Corporation Ltd. Excluding the effect of business integration costs of $6.7 million, and goodwill and other intangible assets amortization of $19.2 million, Creo's adjusted earnings were $10.0 million or $0.20 per share (diluted) compared to net income of $5.2 million or $0.15 per share (diluted) for the same period a year ago. Earnings under Canadian GAAP were a loss of $13.7 million or ($0.29) per share (diluted) and earnings under U.S. GAAP were a loss of $12.2 million or ($0.25) per share (diluted).

Investment Highlights

  Creo increased its ownership of Nihon CreoScitex, formerly a minority-owned subsidiary, to 81% percent on January 1, 2001, allowing Creo to play a stronger role in the strategic development and management of the organization in order to further penetrate the graphics arts industry in Japan.

  Creo increased its investment in printCafe Inc., an Internet-based, business-to-business printing and graphic arts communication solution provider, by $25.5 million, bringing its total investment to $65.5 million. Working together with printCafe provides Creo access to the printing and graphic arts industries e-commerce opportunity and to an installed base of about 7000 printer management (ERP) systems in North America.

"We have made great progress during the quarter" stated Amos Michelson, chief executive officer of Creo. "Shortly after the merger, we renewed our product development focus on the rapidly growing print on-demand systems (POS) business, and we are pleased to say that we saw significantly increased revenue in this quarter as new products reached the market. As well, our European organization has made tremendous gains in the last six months and showed excellent results this quarter. We believe that we are still on target to finish most of the outstanding integration issues by April this year."

"We are advancing our leadership in the prepress industry and furthering our vision of digitizing the graphic arts industry. Our goal is to digitize the graphic arts industry while providing unique and sustainable value to our customers. We will sustain long-term growth by increasing market share in existing markets and by introducing our innovative technology into select new markets. In fiscal Q2 we expect to ship the first Lotem Quantum 800, a new computer-to-plate (CTP) product that is one of the first fruits of our combined technology."

CONFERENCE CALL

The Creo management team will hold a conference call today, February 7, 2001, at 5:00 p.m. Eastern Time to review first quarter fiscal 2001 results. To participate, tune into the webcast at www.creo.com. An audio replay will be available; one hour after the call until February 9, 2001 at 7 p.m. Eastern Time. For replay dial 1-800-633-8284, except in Toronto dial 416-626-4100, access code 17704013. A Web replay will also be available at www.creo.com.

About Creo

Based in Vancouver, Canada, Creo Products Inc. is a publicly held high-technology company focused on the application of imaging and information technology. Through CreoScitex - its principal operating division - Creo is leading the digital transformation of the graphic arts industry. Creo Products Inc. trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange. www.creo.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties include the following: (1) technological changes or changes in the competitive environment adversely affect the products, market share, revenues or margins of the combined business; (2) changes in general economic, financial or business conditions adversely affect the combined business or the markets in which it operates; (3) new regions and new products may not proceed as planned and may adversely affect future revenues; (4) the expected cost-savings and synergies from the combination of Creo's business with the Scitex Business cannot be fully realized or take significantly longer to realize than expected; and (5) the integration of the Scitex Business into Creo's operations is more difficult, time-consuming or expensive than anticipated, or the attrition rate of key employees of the combined business is greater than expected. These risks and uncertainties as well as other important matters are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report for the fiscal year ended September 30, 2000, as filed with the U.S. Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

Creo Products Inc.
 Statements of Adjusted Earnings
 (In millions of U.S. dollars except per share amounts)

Three months ended
	December 31	September 30	December 31
	2000	2000	1999

Revenue	$170.4	$173.3	$54.1
Cost of sales	99.1	96.3	28.3

Gross profit	71.3	77.0	25.8
Research and development, net	14.9	15.0	5.9
Sales and marketing	21.6	23.0	9.2
General and administration	20.5	18.3	2.9
Other (income) expense	2.8	1.7	(0.8)

Adjusted operating income	11.5	19.0	8.6
Income tax expense	(3.2)	(5.3)	(3.4)

Adjusted net operating income	8.3	13.7	5.2
Cash tax recovery from the amortization of intellectual property	1.7	1.7	-
Minority interest in loss	-	0.6	-

Adjusted earnings	$10.0	$16.0	$5.2

Adjusted earnings per share - basic	$0.21	$0.34	$0.16

Adjusted earnings per share - diluted	$0.20	$0.32	$0.15

Notes

The adjusted earnings excludes the effect of goodwill and other intangible assets amortization, business integration costs and stock compensation charges. The adjusted earnings is not prepared in accordance with generally accepted accounting principles (GAAP) because it excludes these costs.

The Company has retrospectively adopted the new CICA recommendation on earnings per share which, consistent with U.S. GAAP, uses the treasury stock method in calculating diluted earnings per share. Prior year figures have been recalculated however there was no change to the figures presented.

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current year.

Creo Products Inc.
Consolidated Statements of Operations and Retained Earnings
(In thousands of U.S. dollars except per share amounts)

Three months ended
December 31
2000	1999
(unaudited)	(unaudited)

Revenue

Product revenue	$118,266	$44,869
Service revenue	39,988	9,252
Consumables revenue	12,164	-

	170,418	54,121
Cost of sales	99,061	28,317

	71,357	25,804

Research and development, net	14,937	5,937
Sales and marketing	21,628	9,134
General and administration	20,519	2,895
Other (income) expense	2,799	(795)

Operating income before undernoted items	11,474	8,633
Business integration costs	6,672	-
Goodwill and other intangible assets amortization	19,191	-

Earnings (loss) before income taxes and equity loss and minority interest	(14,389)	8,633
Income tax expense (recovery)	(716)	3,407

Net earnings (loss)	$(13,673)	$5,226

Earnings (loss) per common share
- Basic, Canadian GAAP	$(0.29)	$0.16

- Basic, U.S. GAAP	$(0.25)	$0.16

- Diluted, Canadian GAAP	$(0.29)	$0.15

- Diluted, U.S. GAAP	$(0.25)	$0.15

Retained earnings, beginning of period	$20,324	$21,754
Net earnings (loss)	(13,673)	5,226

Retained earnings, end of period	$6,651	$26,980

Creo Products Inc.
Consolidated Balance Sheets
 (In thousands of U.S. dollars)

December 31	September 30
2000	2000
(unaudited)	(audited)

Assets

Current assets
Cash and cash equivalents	$50,468	$45,359
Accounts receivable	171,649	177,822
Other receivables	55,749	58,586
Inventories	124,131	141,021
Future income taxes	21,099	23,492

	423,096	446,280
Investments and other assets	70,470	45,000
Capital assets	111,388	107,280
Goodwill and other intangible assets	322,349	338,055
Other assets	5,168	6,051
Future income taxes	20,151	10,534

	$952,622	$953,200

Liabilities

Current liabilities
Short-term debt	$20,044	$19,216
Accounts payable	80,390	94,784
Accrued and other liabilities	64,948	61,503
Income taxes payable	8,350	6,424
Deferred revenue and credits	58,523	61,677

	232,255	243,604
Future income taxes	23,021	22,986

	255,276	266,590
Shareholders' Equity

Share capital	686,792	664,160
Contributed surplus	2,060	2,126
Cumulative translation adjustment	1,843	-
Retained earnings	6,651	20,324

Total shareholders' equity	697,346	686,610

	$952,622	$953,200

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